# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Priority Technology Holdings, Inc., CIK 0001653558
CUSIP: 74275G107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004
Date of event which requires filing of this statement: 12/17/2025
Filed by CIK 0001746475
Persons authorized to receive notices and communications: Thomas C. Priore, c/o Priority Technology Holdings, Inc., 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004, (800) 935-5961

## Reporting persons
- Thomas C. Priore (CIK 0001746475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 33,919,486; shared voting power 12,500,000; sole dispositive power 33,919,486; shared dispositive power 12,500,000; aggregate amount beneficially owned 46,419,486 (56.7% of the class)
  Comment: ITEM 13 Calculated based on 81,871,568 shares of common stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Priority Technology Holdings, Inc.
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004
Comment: This Amendment No. 6 ("Amendment No. 6") is being filed by Thomas C. Priore (the "Reporting Person") and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 25, 2018 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 21, 2019 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 19, 2019 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 6, 2020 ("Amendment No. 3"),Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 21, 2024 ("Amendment No. 4") and Amendment No. 5 to Original Schedule 13D filed with the SEC on November 10, 2025 ("Amendment No. 5") and, together with the Original Schedule 13D, (the "Schedule 13D"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 6. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On December 17, 2025, the Reporting Person informed the Special Committee of the Issuer that, in response to an inquiry from the Special Committee regarding the proposal made by the Reporting Person on November 9, 2025, the Reporting Person is interested only in acquiring all of the outstanding equity interests of the Issuer not held by the investor group, and that he does not intend to sell his stake in the Issuer to any third party.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Amendment No. 6 for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Amendment No. 6 are calculated based upon 81,871,568 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 6 for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: There have been no transactions in the Common Stock effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Letter, dated November 9, 2025.*

*Previously filed

## Signatures
- Thomas C. Priore: /s/ Thomas C. Priore, Thomas C. Priore (12/18/2025)